UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GoHealth, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38046W105

(CUSIP Number)

Susanne V. Clark

c/o Centerbridge Partners, L.P.

375 Park Avenue, 11th Floor

New York, NY 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38046W105	13D	Page 1 of 16 pages

1	Names of Reporting Persons CCP III Cayman GP Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,213,506
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,213,506

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,213,506
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.5%
14	Type of Reporting Person CO

CUSIP No. 38046W105	13D	Page 2 of 16 pages

1	Names of Reporting Persons CB Blizzard Holdings C, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,115,131
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,115,131

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,115,131
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.5%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 3 of 16 pages

1	Names of Reporting Persons Centerbridge Associates III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 4 of 16 pages

1	Names of Reporting Persons CCP III AIV VII Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 5 of 16 pages

1	Names of Reporting Persons CB Blizzard Co-Invest Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 6 of 16 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings GP A, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38046W105	13D	Page 7 of 16 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings A, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 8 of 16 pages

1	Names of Reporting Persons Blizzard Aggregator, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,386,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,386,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,386,178
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38046W105	13D	Page 9 of 16 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings GP B, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,386,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,386,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,386,178
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38046W105	13D	Page 10 of 16 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings B, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,386,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,386,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,386,178
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.7%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 11 of 16 pages

1	Names of Reporting Persons Jeffrey H. Aronson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,213,506
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,213,506

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,213,506
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.5%
14	Type of Reporting Person IN

CUSIP No. 38046W105	13D	Page 12 of 16 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on November 25, 2022 (as amended to date, the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of GoHealth, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following information at the end of Item 3:

From November 25, 2022 to November 30, 2022, CB Blizzard C purchased 315,559 shares of Class A Common Stock for aggregate consideration of approximately $4.0 million in a series of open-market transactions.

The Reporting Persons obtained the funds used to acquire their interests in the Issuer’s securities through capital contributions from their partners and members.

CUSIP No. 38046W105	13D	Page 13 of 16 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 8,890,469 shares of Class A Common Stock outstanding as of November 18, 2022 following the Stock Split, as provided by the Issuer, plus, as applicable, 5,386,178 shares of Class A Common Stock underlying the LLC Interests held of record by CB Blizzard B:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CCP III Cayman GP Ltd.	9,213,506	64.5%	0	9,213,506	0	9,213,506
CB Blizzard Holdings C, L.P.	1,115,131	12.5%	0	1,115,131	0	1,115,131
Centerbridge Associates III, L.P.	2,712,197	30.5%	0	2,712,197	0	2,712,197
CCP III AIV VII Holdings, L.P.	2,712,197	30.5%	0	2,712,197	0	2,712,197
CB Blizzard Co-Invest Holdings, L.P.	2,712,197	30.5%	0	2,712,197	0	2,712,197
CB Blizzard Lower Holdings GP A, LLC	2,712,197	30.5%	0	2,712,197	0	2,712,197
CB Blizzard Lower Holdings A, L.P.	2,712,197	30.5%	0	2,712,197	0	2,712,197
Blizzard Aggregator, LLC	5,386,178	37.7%	0	5,386,178	0	5,386,178
CB Blizzard Lower Holdings GP B, LLC	5,386,178	37.7%	0	5,386,178	0	5,386,178
CB Blizzard Lower Holdings B, L.P.	5,386,178	37.7%	0	5,386,178	0	5,386,178
Jeffrey H. Aronson	9,213,506	64.5%	0	9,213,506	0	9,213,506

CB Blizzard A is the record holder of 2,712,197 shares of Class A Common Stock. CB Blizzard C is the record holder of 1,115,131 shares of Class A Common Stock. CB Blizzard B is the record holder of 5,386,178 LLC Interests. Each of these figures are presented on a post-split basis.

CUSIP No. 38046W105	13D	Page 14 of 16 pages

CCP GP is the general partner of CB Blizzard C and may be deemed to share beneficial ownership of the securities held of record by CB Blizzard C. CCP GP is also the general partner of Centerbridge Associates III, L.P., which is the general partner of each of CCP III AIV VII Holdings, L.P. and CB Blizzard Co-Invest Holdings, L.P., which are the owners of CB Blizzard Lower Holdings GP A, LLC, which is the general partner of CB Blizzard A. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by CB Blizzard A. CCP GP is also the sole manager of Blizzard Aggregator, LLC, which is the owner of CB Blizzard Lower Holdings GP B, LLC, which is the general partner of CB Blizzard B. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the LLC Interests held of record by CB Blizzard B.

Jeffrey H. Aronson is the sole director of CCP GP and, as a result, may be deemed to share beneficial ownership of the securities held of record by each of CB Blizzard A, CB Blizzard C and CB Blizzard B. However, none of the foregoing should be construed in and of itself as an admission by Mr. Aronson or by any Reporting Person as to beneficial ownership of securities owned by another Reporting Person. In addition, Mr. Aronson expressly disclaims beneficial ownership of the securities held of record by each of CB Blizzard A, CB Blizzard C and CB Blizzard B.

In addition, as discussed in Item 2 of the Schedule 13D, by virtue of the agreements made pursuant to the Stockholders Agreement, the Stockholders may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by NVX are not the subject of this Schedule 13D and accordingly, NVX is not included as a reporting person herein.

(c) Except as described in Item 3 of the Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

CUSIP No. 38046W105	13D	Page 15 of 16 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2022

CCP III Cayman GP Ltd.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Holdings C, L.P.
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

Centerbridge Associates III, L.P.
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP III AIV VII Holdings, L.P.
By: Centerbridge Associates III, L.P., its general partner
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Co-Invest Holdings, L.P.
By: Centerbridge Associates III, L.P., its general partner
By: CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CUSIP No. 38046W105	13D	Page 16 of 16 pages

CB Blizzard Lower Holdings GP A, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings A, L.P.
By: CB Blizzard Lower Holdings GP A, LLC,
its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

Blizzard Aggregator, LLC
By: CCP III Cayman GP Ltd., its sole manager

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings GP B, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings B, L.P.
By: CB Blizzard Lower Holdings GP B, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

Jeffrey H. Aronson

/s/ Jeffrey H. Aronson